EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 10, 2005

TSX Venture Exchange Symbol:  EMR

U.S. 20-F Registration:  000-51411

EMGOLD ANNOUNCES APPOINTMENT OF MANAGER, INVESTOR RELATIONS

Emgold Mining Corporation (EMR: TSX-V) (the “Company” or “Emgold”) is pleased to announce that subject to regulatory approval it has appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor is a full-time employee of LMC Management Services Ltd. and will provide services on an on-going basis to the Company through an existing LMC/Emgold services agreement.  The Company will pay LMC for Mr. O’Connor’s services from its current working capital.

Mr. O’Connor received his undergraduate degree from the University of British Columbia in 1978.  He has over seven years of investor relations and corporate communications experience.  He has worked for a number of public companies in the mining, technology and income trust sectors; where he was responsible for the development and implementation of investor relations programs.  Additionally, Mr. O’Connor spent ten years with a major Canadian financial institution in the role of private banker/investment counsellor providing the integrated delivery of a suite of financial planning services and investment management services to a high net worth clientele.

“Mr. O’Connor’s role will be to develop and implement an investor relations communications strategy aimed at raising the awareness of the Company within the investment community”, said Bill Witte, President and CEO.  “As Emgold continues with the permitting process at the Idaho-Maryland Mine and the commercialization of the Ceramext™ technology, communication to a wider investment audience will become increasingly important to the development of the Company.”

The Company’s internal investor relations and corporate communications budget for fiscal 2006, which includes Mr. O’Connor’s services, is anticipated to be approximately $210,000.

For more information about Emgold, the Idaho-Maryland Project, the Ceramext™ Process and the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.